Exhibit 21

                          SUBSIDIARIES OF RENTECH, INC.


OKON, Inc., a Colorado corporation
Petroleum Mud Logging, Inc., a Colorado corporation
REN Testing Corporation, a Colorado corporation
Rentech Development corporation, a Colorado corporation
Rentech Services Corporation, a Colorado corporation

We own 100% of the subsidiaries, except for REN Corporation, as to which we own 56%. The subsidiaries are included in our consolidated financial statements.